SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July, 2007

Telefónica de Argentina S.A.
(Exact name of registrant as specified in its charter)

Telefonica of Argentina Inc.
(Translation of registrant’s name into English)

Avenida HUERGO 723
Ground Floor
(C1107A0H) Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica de Argentina S.A.

TABLE OF CONTENTS

Item
1	Letter Announcing the Sale of Shares

Telefónica de Argentina S.A.

Item 1

Buenos Aires, July 10, 2007

Messrs.
Bolsa de Comercio de Buenos Aires [Buenos Aires Stock Exchange]

Ref.: Relevant Fact Notice. Sale of shares of Telefónica de Argentina S.A.

Dear Sirs,

I am writing to you on behalf of Telefónica de Argentina S.A (“TASA”), domiciled at Avenida Ingeniero Huergo 723, ground floor, City of Buenos Aires, in compliance with the provisions of section 23 of the Listing Regulation.

In that respect, please be informed that Compañía Internacional de Telecomunicaciones S.A., shareholder owner the 64,83% of capital stock and votes of TASA, transferred to Telefónica Móviles Argentina S.A. shares representing 11% of TASA’s capital stock and votes.

In this respect, TASA’s current shareholder’s composition is as follows:

COMPAÑÍA INTERNACIONAL DE TELECOMUNICACIONES S.A.:
3.599.126.635 Class “A” ordinary registered shares (nominal value Ps.0.10 per share and 1 vote per share) representing 51,53% of the capital stock.
160.800.000 Class “B” ordinary registered shares (nominal value Ps.0.10 per share and 1 vote per share) representing 2,3% of the capital stock.

TELEFONICA INTERNACIONAL S.A.
2.252.637.868 Class “B” ordinary registered shares (nominal value Ps.0.10 per share and 1 vote per share) representing 32,25% of the capital stock.

TELEFONICA MOVILES ARGENTINA S.A.
768.262.045 Class “A” ordinary registered shares (nominal value Ps.0.10 per share and 1 vote per share) representing 11% of the capital stock.

TELEFONICA INTERNATIONAL HOLDING B.V.
66.171.964 Class “B” ordinary registered shares (nominal value Ps.0.10 per share and 1 vote per share) representing 0,95% of the capital stock.

PUBLICLY HELD SHARES:
137.201.784 Class “B” ordinary registered shares (nominal value Ps.0.10 per share and 1 vote per share) representing  1,96% of the capital stock.

Yours sincerely

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.
Date:	July 11, 2007	By:	/s/ Pablo Luis Llauró
			Name:	Pablo Luis Llauró
			Title:	Assistant General Counsel